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                                                  Filed by: Towne Services, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Towne Services, Inc.
                                                   Commission File No. 000-24695



FOR IMMEDIATE RELEASE



Contact:     G. Lynn Boggs
             Chairman and Chief Executive Officer
             (678) 475-5200



                 TOWNE SERVICES, INC. ANNOUNCES PROPOSED MERGER
                           WITH PRIVATE BUSINESS, INC.


SUWANEE, Ga. (March 13, 2001) -- Towne Services, Inc. (Nasdaq/NM: TWNE) today announced the execution of a letter of intent to engage in a strategic merger with Private Business, Inc., (Nasdaq:PBIZ). Based in Brentwood, Tennessee, Private Business is a leading provider of technology-driven solutions that help banks manage accounts receivable financing for small businesses. The company's software-based solution, Business Manager(R), automates the management of accounts receivable financing for a network of over 1,100 community banks throughout the nation.

         The letter of intent provides that Towne's shareholders would own approximately 36% of the surviving corporation's capital stock following consummation of the merger. Final terms of the proposed transaction will be disclosed upon the signing of a definitive agreement, which is expected by March 31, 2001. The merger is subject to customary closing conditions, including approval by the shareholders of both companies, and is expected to close in the first half of 2001.

         Commenting on the transaction, Lynn Boggs, chairman and chief executive officer of Towne Services, commented, "We are very excited to have the opportunity to join forces with Private Business in the merger of the two leading companies in the electronic transaction processing industry. We believe there are a number of significant financial and operating synergies that will be immediately realized with the combination of two companies who bring different, but very complementary strengths to the merger. Private Business has an outstanding sales culture with an enviable record of profitable sales to a nationwide network of community banks and thousands of small businesses across the United States. We believe that with our proprietary electronic gateway that links banks, businesses and consumers, we will now have a greater opportunity to enhance our market coverage by leveraging the strength of their sales program with our proven technology. Additionally, with over $12.4 million in cash and cash equivalents as of December 31, 2000, we bring additional financial strength to the merger and as such, believe that the combined entity will be well positioned for continued growth.


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Towne Services Announces Proposed Merger with Private Business, Inc.
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March 13, 2001



         "Clearly, the merger will create a company with broader capabilities and more resources and we are very enthusiastic about the expanded market presence after the consummation of this transaction. With our joint customer base of over 1,600 banks under contract and over 8,000 merchants, we will be the undisputed leader in providing e-commerce business and management tools to banks and small businesses. More importantly, we believe the substantial economies of the merger will create an efficient and more profitable organization and enhance shareholder value," concluded Boggs.

         Towne Services, Inc., based in the metropolitan Atlanta area, is a leading provider of services and products that process sales and payment information and related financing transactions for small and mid-sized retail and commercial businesses and banks in the United States. The Company delivers these services and products on-line by linking its business and bank customers to its processing systems using the Internet and telecommunications lines. Towne's systems also act as a hub, or electronic gateway, through which customers can access a variety of e-commerce business and management tools provided by Towne and its strategic alliances.

         This release contains forward-looking statements that involve risks and uncertainties, including those relating to Towne's operations, revenue, economic performance, business prospects, management and financial condition. Actual results may differ materially from those expressed or implied by such forward-looking statements as a result of the following factors, among others: whether Towne can grow its customer base as planned; competitive market pressures in the financial technology sector; the possible negative effects of lawsuits filed against Towne; whether Towne will continue to satisfy stock market listing standards; market acceptance of new products and services; and other factors discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Disclosure Regarding Forward-Looking Statements" in Towne's filings with the Securities and Exchange Commission ("SEC"). In addition, there are potential risks and uncertainties relating to the proposed merger with Private Business, including, but not limited to, the results of the respective parties due diligence investigations, the ability of the parties to reach a mutually acceptable merger agreement and other factors. If an agreement is reached, the parties will be required to file documentation with the SEC concerning the transaction.

         WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED with the SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN

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Towne Services Announces Proposed Merger with Private Business, Inc.
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March 13, 2001



IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE, WWW.SEC.GOV. PLEASE READ THE PROXY
STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.


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